THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

(Stock Code: 00069)

SCRIP DIVIDEND SCHEME IN RELATION TO THE INTERIM DIVIDEND FOR THE YEAR ENDING 31 DECEMBER 2004

* *For identification purpose only*

21 October 2004

In this circular, the following expressions shall have the following meanings unless the context otherwise requires:

"2004 Interim Dividend"	the interim dividend of HK$0.09 per Share for the year ending 31 December 2004 with a scrip alternative declared by the Directors on Tuesday, 7 September 2004 payable on Tuesday, 7 December 2004 to the Shareholders whose names were recorded on the registers of members of the Company as at the close of business on Wednesday, 6 October 2004;
"2004 Interim Scrip Dividend Scheme"	the scheme approved by the Directors on Tuesday, 7 September 2004 in relation to the 2004 Interim Dividend to offer the eligible Shareholders a scrip alternative to elect to receive such dividend wholly or partly by allotment of new Shares credited as fully paid in lieu of cash;
"Company"	Shangri-La Asia Limited, a company incorporated in Bermuda with limited liability and which has a primary listing on HKSE and a secondary listing on SGX-ST;
"Directors"	the directors of the Company;
"HK$"	Hong Kong dollars;
"HKSE"	The Stock Exchange of Hong Kong Limited;
"Interim Scrip Dividend Shares"	new Shares to be issued under the 2004 Interim Scrip Dividend Scheme;
"PRC"	The People's Republic of China;
"SGX-ST"	Singapore Exchange Securities Trading Limited;
"Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of the Company; and
"Shareholder(s)"	shareholder(s) of the Company.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

(Stock Code: 00069)

Executive Directors:
Mr KUOK Khoon Loong, Edward *(Chairman)*
Mr YE Longfei *(Deputy Chairman)*
Mr Giovanni ANGELINI
Mr LUI Man Shing
Mr NG Si Fong, Alan

Non-Executive Directors:
Madam KUOK Oon Kwong
Mr HO Kian Guan
Mr LEE Yong Sun
Mr Roberto V. ONGPIN
Mr Alexander Reid HAMILTON†
Mr TOW Heng Tan†
Mr Timothy David DATTELS†
Mr HO Kian Cheong
(Alternate to Mr HO Kian Guan)

† *Independent Non-Executive Directors*
* *For identification purpose only*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

21 October 2004

To the shareholders of Shangri-La Asia Limited

Dear Sir or Madam,

SCRIP DIVIDEND SCHEME IN RELATION TO THE INTERIM DIVIDEND FOR THE YEAR ENDING 31 DECEMBER 2004

INTRODUCTION

On Tuesday, 7 September 2004, it was announced that the Directors had declared the 2004 Interim Dividend. It was also announced that the Shareholders could elect to receive the 2004

Interim Dividend wholly or partly in Interim Scrip Dividend Shares. The registers of members were closed from Monday, 4 October 2004 to Wednesday, 6 October 2004, both dates inclusive. To qualify for the proposed interim dividend, all share transfers must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, for registration no later than 4:00 p.m. on Thursday, 30 September 2004.

The purpose of this circular is to set out the procedures which apply in relation to the 2004 Interim Scrip Dividend Scheme and the action which must be taken by the Shareholders in relation thereto.

PARTICULARS OF THE 2004 INTERIM SCRIP DIVIDEND SCHEME

The Shareholders may receive the 2004 Interim Dividend in one of the following ways:

(a) wholly by a cash dividend of HK$0.09 per Share; or

(b) wholly by way of an allotment of new Shares credited as fully paid and having an aggregate market value (as described below) equal to the total amount of the 2004 Interim Dividend, save for adjustment for fractions (the number of new Shares to be received will be rounded down to the nearest whole number of Shares as mentioned below); or

(c) partly in cash and partly in Interim Scrip Dividend Shares.

The Interim Scrip Dividend Shares will be allotted by way of capitalisation of profits to the Shareholders electing to receive new Shares in lieu of cash dividend and will rank pari passu in all respects with the existing issued Shares, except that they shall not rank for the 2004 Interim Dividend.

BASIS OF ALLOTMENT OF THE INTERIM SCRIP DIVIDEND SHARES

For the purpose of calculating the number of Interim Scrip Dividend Shares to be allotted, the market value of the Interim Scrip Dividend Shares has been set at HK$8.63 per Share, which is equivalent to the average of the closing prices of the Shares on HKSE for the five consecutive trading days, from Thursday, 7 October 2004 to Wednesday, 13 October 2004 (both dates inclusive). The number of Interim Scrip Dividend Shares which the Shareholders will be entitled to in respect of the existing Shares registered in their names as at the close of business on Wednesday, 6 October 2004 will be calculated as follows:

$$\text{Number of Interim Scrip Dividend Shares to be received} = \text{Number of Shares held as at the close of business on Wednesday, 6 October 2004 for which interim scrip dividend election is made} \times \frac{\text{HK\$0.09}}{\text{HK\$8.63}}$$

A press announcement dated 13 October 2004 setting out the basis of allotment of the Interim Scrip Dividend Shares has been published on Thursday, 14 October 2004. **The last day on which the Shareholders will be entitled to select their desired form of dividend is Friday, 19 November 2004.** Elections to receive the Interim Scrip Dividend Shares must be submitted to the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, on or before 4:00 p.m. on Friday, 19 November 2004. The number of Interim Scrip Dividend Shares to be received will be rounded down to the nearest whole number of the Interim Scrip Dividend Shares. No Shareholder is entitled to be issued any fraction of a Share under the 2004 Interim Scrip Dividend Scheme. Fractional entitlements to the Interim Scrip Dividend Shares in respect of alternatives (b) and (c) above will be aggregated and sold for the benefit of the Company.

ADVANTAGES OF THE 2004 INTERIM SCRIP DIVIDEND SCHEME

The 2004 Interim Scrip Dividend Scheme will give the Shareholders an opportunity to further participate in the equity capital of the Company without incurring brokerage fees, stamp duty and related dealing costs. The 2004 Interim Scrip Dividend Scheme will also benefit the Company because, to the extent that the Shareholders elect to receive the Interim Scrip Dividend Shares, in whole or in part in lieu of a cash dividend, such cash which would otherwise have been paid to the Shareholders will be retained for use by the Company.

EFFECT OF THE 2004 INTERIM SCRIP DIVIDEND SCHEME

As at the close of business on 6 October 2004, being the date for determining the entitlement to the 2004 Interim Dividend, the number of issued Shares is 2,365,828,539. If no elections for the Interim Scrip Dividend Shares are received, the total cash dividend payable by the Company will be HK$212,924,568.51.

Shareholders should note that the Interim Scrip Dividend Shares may give rise to notification requirements under the Securities and Futures Ordinance for Shareholders who may have notifiable interests in the Company. Shareholders who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advice.

The Company, being an exempted company incorporated in Bermuda, has been designated as non-resident for Bermuda exchange control purposes. Furthermore, the Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 (as amended) an undertaking that, in the event that Bermuda enacts any legislation imposing any tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital assets, gain or appreciation, or any tax in the nature of an estate duty or inheritance tax, the imposition of such tax shall not be applicable to the Company or any of its operations, nor to the shares, debentures or other obligations of the Company, until 28 March 2016. This assurance does not however prevent the imposition of any such tax or duty on such persons as are ordinarily resident in Bermuda and holding such shares, debentures or obligations of the Company or on land in Bermuda leased or let to the Company.

FORM OF ELECTION

If you elect to receive your 2004 Interim Dividend wholly in cash, you do not need to take any action.

If you elect to receive Interim Scrip Dividend Shares, or partly in cash and partly in Interim Scrip Dividend Shares, you should use the enclosed form of election. If you complete the form of election but do not specify the number of Shares in respect of which you wish to receive Interim Scrip Dividend Shares, or if you elect to receive Interim Scrip Dividend Shares in respect of a greater number of Shares than your registered holding as at the close of business on Wednesday, 6 October 2004, you will be deemed to have exercised your election to receive Interim Scrip Dividend Shares in respect of all the Shares of which you were then registered as the holder.

The form of election should be completed in accordance with the instructions printed thereon and returned so that it is received by the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, no later than 4:00 p.m. on Friday, 19 November 2004. No acknowledgment of receipt of the form of election will be issued.

OVERSEAS SHAREHOLDERS

None of this circular, the form of election nor the Interim Scrip Dividend Shares will be registered or filed under the securities laws or equivalent legislation of any jurisdiction.

The overseas Shareholders as at the close of business on 6 October 2004 were resident in Australia, Brunei, Canada (British Columbia and Ontario), Germany, Japan, Malaysia, New Zealand, PRC, Singapore, Thailand, The Netherlands, the United Kingdom and the United States of America.

The Company has made enquiries with legal counsels where its overseas Shareholders are based regarding legal and regulatory restrictions in allowing such overseas Shareholders to participate in the 2004 Interim Scrip Dividend Scheme as required by rule 13.36(2) of the Rules Governing the Listing of Securities on HKSE. The Directors have been advised by the relevant local legal counsels that:

(A) without complying with local approval and/or registration requirements and/or other formalities, subject to certain exceptions, the 2004 Interim Scrip Dividend Scheme may not be offered to or for the account of (i) any US persons (as defined in Regulation S under the United States Securities Act of 1933, as amended) ("US Persons"), (ii) any Shareholder with a registered address in the United States of America, including its territories and possessions and the District of Columbia (the "USA"), (iii) any Shareholder with a registered address in Malaysia, and (iv) any Shareholder with a registered address in The Netherlands; and

(B) it is legally unclear whether the election by a Shareholder with a registered address in the PRC to receive the Interim Scrip Dividend Shares would result in the Company being deemed to have made a public offer of its securities in the PRC. Accordingly, it would be prudent for the Company not to offer the 2004 Interim Scrip Dividend Scheme to any Shareholder with a registered address in the PRC.

In view of the abovesaid legal advice received by the Company, the Directors have decided that it would be expedient for the Shareholders who are US Persons or who have registered addresses in the USA, Malaysia, The Netherlands and the PRC (collectively, the "Excluded Shareholders") to be excluded from the 2004 Interim Scrip Dividend Scheme. Therefore, this circular (without the forms of election) is being sent to the Excluded Shareholders for information only. Excluded Shareholders will receive their dividends in cash in the usual way.

Notwithstanding the above, any Excluded Shareholder who is able to prove to the satisfaction of the Company that such Excluded Shareholder may legally participate in the 2004 Interim Scrip Dividend Scheme will be entitled to participate in the scheme. **Excluded Shareholders who wish to participate in the 2004 Interim Scrip Dividend Scheme should notify the Company forthwith.** Forms of election will be sent to those Shareholders falling within the category of Excluded Shareholders if such Shareholders can prove to the satisfaction of the Company that such action will not result in a contravention of any applicable legal or regulatory requirements. **In any event, the completed forms of election should be returned to the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, no later than 4:00 p.m. on Friday, 19 November 2004.**

The Directors have also been advised by the relevant local legal counsels that Shareholders in the provinces of British Columbia and Ontario, Canada may be lawfully offered the option to participate in the 2004 Interim Scrip Dividend Scheme without registration and/or other formalities. However, under section 2.6 of Multilateral Instrument 45-102 – Resale of Securities, unless certain conditions are satisfied, securities obtained by way of scrip dividend can only be traded under a prospectus or in accordance with exemptions from prospectus and registration requirements contained in (i) in the case of Shareholders in the province of British Columbia, the Securities Act (British Columbia) R.S.B.C 1996, c.418 and (ii) in the case of Shareholders in the province of Ontario, the Securities Act (Ontario) R.S.O. 1990. While Shareholders in the provinces of British Columbia and Ontario, Canada will not be excluded from the 2004 Interim Scrip Dividend Scheme, such Shareholders are advised to consult their own professional advisers whether it would be beneficial or expedient or legal for them to participate in the 2004 Interim Scrip Dividend Scheme. The Company is not aware that it has any Shareholder in Canada with a registered address outside the provinces of British Columbia and Ontario as at the close of business on 6 October 2004.

Receipt of this circular and/or a form of election shall not be construed as an offer in those jurisdictions in which it would be illegal to make such an offer. For Shareholders resident in these jurisdictions, this circular and/or the form of election have been sent to them for information only.

The 2004 Interim Scrip Dividend Scheme is open to all Shareholders other than those resident in territories where it would be unlawful for them to join without complying with registration, filing or other legal requirements. For the avoidance of doubt, the 2004 Interim Scrip Dividend Shares are not offered to the public (other than Shareholders) and the forms of election are non transferable. Notwithstanding the legal advice taken by the Company, it is the responsibility of anyone wishing to join the 2004 Interim Scrip Dividend Scheme to satisfy themselves as to full observance of the laws of any relevant territory, including obtaining any governmental or other consents which may be required. Overseas Shareholders who are in any doubt as to their position should consult their own professional advisers.

LISTING AND DEALINGS AND DESPATCH OF DIVIDEND WARRANTS AND/OR SHARE CERTIFICATES

Application has been made to HKSE and SGX-ST for approval for the listing of, and permission to deal in, the Interim Scrip Dividend Shares. It is expected that the dividend warrants in relation to the 2004 Interim Dividend and/or share certificates with respect to the Interim Scrip Dividend Shares will be despatched, at the risk of those entitled thereto, on or about Tuesday, 7 December 2004. Dealings in the Interim Scrip Dividend Shares are expected to commence on HKSE and SGX-ST on or about Wednesday, 8 December 2004 subject to the proper receipt of the share certificates with respect to the Interim Scrip Dividend Shares by the relevant Shareholders.

The Shares are listed and dealt in on HKSE and SGX-ST. Save as disclosed herein, no equity or debt securities of the Company are listed or dealt in on any other stock exchange nor is listing or permission to deal in on any other exchange being or proposed to be sought.

Dealings in Shares may be settled through the Central Clearing and Settlement System and you should seek the advice of your stockbroker or other professional adviser for details of these settlement arrangements and how such arrangements will affect your rights and interests.

CONDITIONS OF THE 2004 INTERIM SCRIP DIVIDEND SCHEME

The 2004 Interim Scrip Dividend Scheme is conditional upon (a) the issue price of each Interim Scrip Dividend Share not being less than the nominal value of a Share of the Company; and (b) the approval of HKSE and SGX-ST for the listing of and permission to deal in the Interim Scrip Dividend Shares. In the unlikely event that any of the conditions are not satisfied, Shareholders will receive the 2004 Interim Scrip Dividend wholly in cash.

RECOMMENDATION AND ADVICE

Whether or not it is to your advantage to receive cash or the Interim Scrip Dividend Shares or a combination thereof depends upon your own individual circumstances, and the decision in this regard and all effects and consequences resulting therefrom are your sole responsibility. If you are in any doubt as to what to do, you should consult your professional advisers as to whether or not you are permitted to receive the 2004 Interim Dividend in scrip form or if any governmental or other consents are required. Shareholders who are trustees are recommended to take professional advice as to whether the choice of the Interim Scrip Dividend Shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully,
For and on behalf of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

推薦及意見

全部或部份收取現金或中期股息代息股份是否對 閣下有利，乃視乎 閣下之個別情況而定。此方面之決定及其所導致之後果完全屬 閣下之責任。 閣下如有任何疑問，應向專業顧問諮詢本身是否能夠收取代息股份作為二零零四年中期股息，或是否須經任何政府或其他方面許可。具受託人身份之股東，應諮詢專業意見，以確定根據有關信託文據內之條款彼等是否有權作出任何有關收取中期股息代息股份的選擇及其影響。

此致

香格里拉(亞洲)有限公司列位股東 台照

代表董事會
香格里拉(亞洲)有限公司
主席
郭孔錀
謹啟

二零零四年十月二十一日

二零零四年中期股息以股代息計劃乃公開予所有股東參與，惟不包括那些身居於該等在未有符合註冊、存檔或其他法律規定之情況下參與該計劃乃屬違法之地區的股東。為避免誤會，二零零四年中期股息代息股份不會公開提呈予公眾人士(股東除外)，而選擇表格亦不可以轉讓。縱使本公司取得法律意見，任何有意參與二零零四年中期股息以股代息計劃之人士均有責任全面遵守任何有關地區之法例，包括取得任何政府或其他所需之同意。身居海外之股東如對彼等之情況有任何疑問，應諮詢彼等各自之專業顧問。

上市及買賣及股息單及／或股票之派發

本公司已向香港聯交所及新交所提出申請批准中期股息代息股份上市及買賣。預期二零零四年中期股息之股息單及／或中期股息代息股份之股票將於二零零四年十二月七日(星期二)或相近日子寄發予各股東，一切郵誤損失概由收件人自行負責。中期股息代息股份預期可於二零零四年十二月八日(星期三)或相近日子當有關之股東收妥中期股息代息股份之股票後在香港聯交所及新交所開始買賣。

股份於香港聯交所及新交所上市及買賣。除本文所披露者外，本公司概無股本證券或債務證券在任何其他證券交易所上市或買賣，亦無進行或計劃於任何其他證券交易所申請上市或買賣。

買賣股份可透過中央結算及交收系統交收買賣。 閣下應就結算安排之詳情及該安排對 閣下權利及權益之影響諮詢 閣下之股票經紀或其他專業顧問之意見。

二零零四年中期股息以股代息計劃之條件

二零零四年中期股息以股代息計劃須符合的條件為(a)中期股息代息股份之發行價格不得少於本公司股份之面值；及(b)香港聯交所及新交所批准中期股息代息股份上市及買賣。倘在極不可能情況下，有任何條件未能達成，股東將全數以現金收取二零零四年中期股息。

(B) 就註冊地址在中國之股東而言，在法律上並不清楚於選擇收取中期股息代息股份是否會導致本公司被視為已在中國公開發售其證券；故此，為審慎起見，本公司將不會向任何註冊地址在中國之股東提呈二零零四年中期股息以股代息計劃。

鑒於本公司所收到上述之法律意見，董事已決定，為審慎起見，二零零四年中期股息以股代息計劃將不包括美籍人士或該等註冊地址在美國、馬來西亞、荷蘭及中國之股東(統稱為「除外股東」)。因此，本通函(不附有選擇表格)謹寄發予除外股東作參考。除外股東將會以慣常方式以現金收取彼等之股息。

然而，除外股東倘能夠提出令本公司信納之證明顯示該除外股東可合法地參與二零零四年中期股息以股代息計劃將可參與該計劃。**除外股東如欲參與二零零四年中期股息以股代息計劃，應立刻通知本公司。**倘該等除外股東能夠提出令本公司信納之證明顯示寄發選擇表格之行動將不會導致違反任何適用法律或監管規定，則選擇表格將會寄發予該等分類為除外股東之股東。**在任何情況下，填妥之選擇表格最遲須於二零零四年十一月十九日(星期五)下午四時前，交回本公司在香港之股份過戶登記分處雅柏勤證券登記有限公司。**

董事亦獲有關當地法律顧問告知，居於加拿大英屬哥倫比亞省及安大略省之股東可被合法地提呈選擇參與二零零四年中期股息以股代息計劃而毋須進行任何註冊及／或辦理其他正式手續。惟根據多邊文據45-102第2.6條－證券轉售，除非符合若干條件，藉以股代息方式獲得之證券僅可在招股章程項下或根據載列於(i)證券法(英屬哥倫比亞) R.S.B.C 1996, c.418(若股東居於英屬哥倫比亞省)及(ii)證券法(安大略) R.S.O.1990(若股東居於安大略省)之豁免招股章程及註冊規定之條款進行買賣。由於居於加拿大英屬哥倫比亞省及安大略省之股東將不會被排除在二零零四年中期股息以股代息計劃之外，謹建議該等股東應就參與二零零四年中期股息以股代息計劃是否對彼等有利或適合或合法諮詢彼等各自之專業顧問。於二零零四年十月六日營業時間結束時，本公司並不知悉有任何股東的註冊地址在英屬哥倫比亞省及安大略省以外之加拿大地方。

於提呈要約即屬違法之該等司法權區收取本通函及／或選擇表格將不會被理解為一項要約。就身居於此等司法權區之股東而言，寄發本通函及／或選擇表格予彼等僅供參考之用。

選擇表格

閣下如欲全部以現金方式收取二零零四年中期股息，則毋須採取任何行動。

閣下如欲收取中期股息代息股份，或部份收取現金及部份收取中期股息代息股份，則須使用隨附之選擇表格。如　閣下填妥選擇表格但未有註明欲收取之中期股息代息股份之股份數目，或如選擇收取中期股息代息股份之股份數目大於　閣下於二零零四年十月六日(星期三)營業時間結束時登記持有之股份數目，則　閣下將被視為已就　閣下名下登記持有之全部股份選擇收取中期股息代息股份。

選擇表格須按照其印備之指示填妥，並最遲須於二零零四年十一月十九日(星期五)下午四時前交回本公司在香港之股份過戶登記分處雅柏勤證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。交回之選擇表格將不會獲發收據。

海外股東

本通函、選擇表格或中期股息代息股份將不會根據任何司法權區之證券法或同等法例註冊或存檔。

於二零零四年十月六日營業時間結束時，海外股東身居於澳洲、文萊、加拿大(英屬哥倫比亞省及安大略省)、德國、日本、馬來西亞、紐西蘭、中國、新加坡、泰國、荷蘭、英國及美利堅合眾國。

本公司已按香港聯交所證券上市規則第13.36(2)條規定，就對容許該等身居海外之股東參與二零零四年中期股息以股代息計劃之法律及監管限制向海外股東所在地之法律顧問作出查詢。董事獲有關當地法律顧問告知：

(A) 在不抵觸若干例外情況下，在未有符合當地批准及／或註冊規定及／或辦理其他正式手續之情況下，二零零四年中期股息以股代息計劃不得提呈予或為以下人士提呈：(i)任何美籍人士(定義見一九三三年美國證券法項下S條例(經修訂))(「美籍人士」)，(ii)註冊地址在美利堅合眾國(包括其領土及屬土及哥倫比亞地區)(「美國」)之任何股東，(iii)註冊地址在馬來西亞之任何股東，以及(iv)註冊地址在荷蘭之任何股東；及

一份載有配發中期股息代息股份基準之新聞公佈(日期為二零零四年十月十三日)已於二零零四年十月十四日(星期四)在報章上刊登。**股東有權選擇欲收取股息之方式的最後期限為二零零四年十一月十九日(星期五)**。選擇收取中期股息代息股份之表格須於二零零四年十一月十九日(星期五)下午四時前交回本公司在香港之股份過戶登記分處雅柏勤證券登記有限公司,地址為香港灣仔告士打道56號東亞銀行港灣中心地下。應收之中期股息代息股份之股份數目將向下調整至最接近之整數。根據二零零四年中期股息以股代息計劃,股東概不獲配發任何零碎股份。就上述(乙)及(丙)項選擇之中期股息代息股份之零碎部份將予彙集出售,收益概歸本公司所有。

二零零四年中期股息以股代息計劃之優點

二零零四年中期股息以股代息計劃將給予股東機會,以進一步參與本公司之股本權益,而毋須支付經紀費、印花稅及有關買賣費用。二零零四年中期股息以股代息計劃亦可令本公司受惠,因倘股東選擇收取全部或部份中期股息代息股份以代替現金股息,則本公司可保留原來應付予股東之現金加以運用。

二零零四年中期股息以股代息計劃之影響

於二零零四年十月六日(即決定二零零四年中期股息享有權之日)營業時間結束時,已發行股份之數目為2,365,828,539股。倘沒有收到中期股息代息股份之選擇,則本公司須支付之現金股息總額將為212,924,568.51港元。

股東務請留意,中期股息代息股份可引致一些股東(彼等於本公司或有須具報權益)須遵照證券及期貨條例之規定作出通知。股東如對此等規定對彼等所帶來之影響有任何疑問,應諮詢個別專業顧問之意見。

作為一間於百慕達註冊成立之受豁免公司,就百慕達外滙管制而言,本公司已被指定為非定居公司。此外,本公司已收到由百慕達財務部(Minister of Finance)根據一九六六年豁免業務稅項保護法(經修訂)(Exempted Undertakings Tax Protection Act 1966 (as amended))發出保證,直至二零一六年三月二十八日止,倘百慕達就溢利或收入(包括任何股息或資本收益預提所得稅)或就任何資本資產、收益或增值而制定法例徵收任何稅項或徵收性質為遺產稅或繼承稅之任何稅項,該等稅項將不適用於本公司或其任何業務運作,該等稅項亦不適用於本公司之股份、債券或其他債務。惟該等保證並不阻止向該等通常居住於百慕達並持有本公司之股份、債券或債務之人士或向出租予本公司位於百慕達之地塊之人士徵收任何該等稅項。

天）之期間內，暫停辦理股份過戶登記。如欲獲得建議派發之中期股息，所有股份過戶文件最遲須於二零零四年九月三十日（星期四）下午四時前送達本公司在香港之股份過戶登記分處雅柏勤證券登記有限公司辦理登記手續。

本通函旨在說明有關二零零四年中期股息以股代息計劃的程序及股東須採取之行動。

二零零四年中期股息以股代息計劃詳情

股東可以下列其中之一種方式收取二零零四年中期股息：

（甲）全數收取現金股息每股0.09港元；或

（乙）全數獲配發總市值（按下文所述）相等於二零零四年中期股息總額之入賬列為已繳足股款之新股份（對零碎股份之調整除外（按下文所述，應收取之新股份數目將向下調整至最接近之整數））；或

（丙）收取部份現金及部份中期股息代息股份。

中期股息代息股份將以溢利資本化之方式配發予選擇收取新股份以代替現金股息之股東，並且與本公司之現有已發行股份在各方面享有同等權益，惟不獲享有二零零四年中期股息。

配發中期股息代息股份之基準

為計算將予配發之中期股息代息股份之股份數目，中期股息代息股份之市值已訂定為每股8.63港元，相等於股份於二零零四年十月七日（星期四）至二零零四年十月十三日（星期三）（包括首尾兩日）連續五個交易日在香港聯交所之平均收市價。股東就其名下於二零零四年十月六日（星期三）營業時間結束時登記之現有股份將可收取之中期股息代息股份之股份數目，將按下列方式計算：

$$\text{應收中期股息代息股份之股份數目} = \text{於二零零四年十月六日（星期三）營業時間結束時持有並已選擇收取中期股息代息股份之股份數目} \times \frac{0.09\text{港元}}{8.63\text{港元}}$$

SHANGRI-LA ASIA LIMITED

（於百慕達註冊成立之有限公司）

香格里拉（亞洲）有限公司*

（股份代號：00069）

執行董事：
郭孔錀先生（主席）
叶龍蜚先生（副主席）
Giovanni ANGELINI先生
雷孟成先生
吳士方先生

非執行董事：
郭雯光女士
何建源先生
李鏞新先生
Roberto V. ONGPIN先生
Alexander Reid HAMILTON先生[†]
蘇慶贊先生[†]
Timothy David DATTELS先生[†]
何建昌先生
（何建源先生之替任董事）

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

總辦事處及
香港主要營業地點：
香港
中區
添美道1號
中信大廈21樓

[†] 獨立非執行董事
* 僅供識別

敬啟者：

截至二零零四年十二月三十一日止年度
中期股息之
以股代息計劃

緒言

本公司於二零零四年九月七日（星期二）公佈，董事宣派二零零四年中期股息，並公佈股東可選擇收取中期股息代息股份作為全部或部份二零零四年中期股息。本公司於二零零四年十月四日（星期一）至二零零四年十月六日（星期三）（包括首尾兩

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「二零零四年中期股息」	指	董事於二零零四年九月七日（星期二）宣派截至二零零四年十二月三十一日止年度中期股息每股0.09港元（股東可選擇以股代息），將於二零零四年十二月七日（星期二）派發予於二零零四年十月六日（星期三）營業時間結束時名列本公司股東名冊內之股東；
「二零零四年中期股息以股代息計劃」	指	董事於二零零四年九月七日（星期二）批准有關二零零四年中期股息之計劃，該計劃賦予合資格股東權利，可選擇透過配發入賬列為已繳足股款之新股份以代替現金，收取全部或部份該等股息；
「本公司」	指	香格里拉（亞洲）有限公司，一間於百慕達註冊成立之有限公司，其股份於香港聯交所擁有第一上市地位及新交所擁有第二上市地位；
「董事」	指	本公司之董事；
「港元」	指	香港之幣值港元；
「香港聯交所」	指	香港聯合交易所有限公司；
「中期股息代息股份」	指	按二零零四年中期股息以股代息計劃而發行之新股份；
「中國」	指	中華人民共和國；
「新交所」	指	新加坡證券交易所有限公司；
「股份」	指	本公司股本中每股面值1.00港元之普通股；及
「股東」	指	本公司之股東

此乃要件　請即處理

閣下如對本通函各方面之內容或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

SHANGRI-LA ASIA LIMITED

（於百慕達註冊成立之有限公司）

香格里拉（亞洲）有限公司*

（股份代號：00069）

截至二零零四年十二月三十一日止年度
中期股息之
以股代息計劃

* 僅供識別

二零零四年十月二十一日

中文譯本只供參考，內容以英文為準